SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PIMCO Flexible Corporate Income Fund

Address of Principal Business Office:

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, CA 92660

Telephone Number: (844) 312-2113

Name and address of agent for service of process:

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

With copies to:

Douglas Dick

William Bielefeld

Dechert LLP

1900 K Street

Washington, D.C. 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒     No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Newport Beach and the State of California on the 17th day of April, 2023.

PIMCO FLEXIBLE CORPORATE INCOME FUND

By:	/s/ Ryan G. Leshaw
Name: Ryan G. Leshaw
Title: Sole Trustee